Offering Statement
August 10, 2017

BIOPROPULSION LLC

A CROWDFUNDING INVESTMENT INVOLVES RISK. YOU SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT.

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN COMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT.
THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING DOCUMENT OR LITERATURE.

THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION; HOWEVER, THE U.S. SECURITIES AND EXCHANGE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION.

No person has been authorized to give any information or to make any representations in connection with the offer made by this investment memorandum, nor has any person been authorized to give any information or make any representations other than those contained in this investment memorandum, and if given or made, such information or representations must not be relied upon. This investment memorandum does not constitute an offer to sell or solicitation of an offer to buy in any jurisdiction in which such offer or solicitation would be unlawful or to any person to whom it is unlawful to make such offer or solicitation. Neither the delivery of this offering statement nor any sale made hereunder shall, under any circumstances, create an implication that there as has been no change in the affairs of our company since the date hereof.

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

TABLE OF CONTENTS

BIOPROPULSION LLC
$5,000 in Convertible Promissory Notes
$1,000.00 per Note

## SUMMARY

The following summary is qualified in its entirety by the detailed information appearing elsewhere in this investment memorandum. See "Risk Factors" for information to be considered by prospective investors.

Biopropulsion LLC (the "Company"), an Oregon limited liability company, has developed two revolutionary technologies. One, termed the "Clean Air Now" technology, significantly reduces carbon dioxide emissions from vehicles. The second, termed the "Carbon Alternative Now" technology, allows for energy storage using compressed air at greater efficiencies that what is currently available. The Company has developed working prototypes of both CAN technology. The Company will use the proceeds from this offering to develop these technologies further.

We are offering a minimum of $5,000 and total of $100,000 worth of convertible promissory notes (the "Notes"). The Notes will be paid, together with accrued interest, on the earlier of December 31, 2020 or a change of more than 50% control or ownership of the Company. In the event that prior to such date the Company raises capital in excess of $1,000,000, the balance of the Note will convert into equity of the Company at a conversion rate of 80% of the price per membership unit in such financing.

## RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

For purposes of this section, the terms "we," "us," and "our" refer to Biopropulsion LLC (the "Company"), and the term "you" refers to Purchaser. You are urged to consider carefully, with your advisers, all of the risks described below before deciding whether to purchase the Note.

Each of the risks identified below could have a material adverse effect on your investment in the Note and may result in the loss of your entire investment.

Nothing contained in these Risk Factors is or may be relied on as a promise or representation as

to any future performance or event. These Risk Factors speak only as of the date of this Agreement, and we have no duty to update these Risk Factors. These Risk Factors do not purport to contain all information that might be required to evaluate your decision to purchase the Note, and you must conduct your own independent analysis.

These Risk Factors contain forward-looking statements that are based on our expectations, assumptions, estimates, and projections about our business and its future. These forward- looking statements involve risks and uncertainties that could cause actual results to differ materially from those described in these Risk Factors. In addition to the risks specifically identified in these Risk Factors, we may face additional risks and uncertainties not presently known to us or that we currently deem immaterial, which risks or uncertainties may ultimately have a material adverse effect on your investment.

No person has been authorized to give any information or to make any representation other than those contained in this memorandum. You should not rely on any information or representations other than those contained in this Offering Statement.

Company Risks

1.      We have a limited operating history. Our business is recently formed and has a limited operating history. We face the general risks associated with any new business operating in a competitive industry, including the ability to fund our operations from unpredictable cash flow and capital-raising transactions. There can be no assurance that we will achieve our anticipated investment objectives or operate profitably.

2.      Our ability to repay the Note is dependent on the success of the technology We will be able to repay the Note in full only if development of the technologies is successful, which may be dependent on the Company securing additional funds for development. There is no certainty that the Company will be able to secure such funds or that the technologies will be able to be successfully deployed. Consequently, you may lose your entire investment in the Note.

3.      We have no financial statements. We currently have no actual financial statements. Consequently, your ability to assess our financial condition, our results of operations, and our cash flow is severely limited. We encourage you to consult with your legal and financial advisors to determine whether you have sufficient financial information to evaluate the merits and risks of purchasing the Note.

4.      Any financial projections that may have been disclosed to you (in writing, orally, or otherwise) were for illustrative purposes only. Any financial projections that may have been disclosed to you, were based on a variety of estimates and assumptions which may not be realized, and are inherently subject to significant business, economic, legal, regulatory, and

competitive uncertainties, most of which are beyond our control. There can be no assurance that any projections that may have been disclosed to you will be realized, and actual results may different materially from such projections.

5.      We will need to raise additional financing. Our ability to implement our business plan will depend on our ability to obtain additional financing in the future. We intend to borrow additional funds from persons on terms that are substantially similar to the terms of the Note, as well as raising additional funds through the issuance of equity and senior debt. However, we cannot assure you that we will be able to do this or that additional financing will be available on terms favorable to us.   If adequate funds are not available on acceptable terms, our ability to continue and grow our businesses would be dependent on the cash from your loan and on the cash flow, if any, from our operations, which may not be sufficient.

6.      Our success depends on the skills and expertise of Thom Gambaro ("Executive Team"). Our success substantially depends on the skills, talents, abilities, and continued services of the Executive Team. There is no guarantee that Executive Team will manage our business successfully. We do not carry life or disability insurance on the Executive Team. The loss of the services of the Executive Team, for any reason, may have a material adverse effect on your investment.

7.      You will not have any right to control management. You will be a creditor of the Company without any right to control the management of the Company. Thom Gambaro in his capacities as our manager will have complete control over all of the decisions related to our business. Thom Gambaro could cause the Company to take actions over your objections. Additionally, Thom Gambaro will not be obligated to cause the Company to pursue any alternative course of action that may be suggested or advocated by you.

8.      There will be significant restrictions on your ability to assign the Note. The Note is nonnegotiable, and you may not assign the Note to any person. Additionally, federal and state securities laws may place additional restrictions on your ability to transfer your units. Because of these restrictions, you may be unable to liquidate your investment in the event of an emergency or for any other reason. As a result, you should purchase the Note only if you are prepared to hold the Note for an indefinite period of time, or at least until the maturity date of the Note.

9.      This offering has not been reviewed or approved by the government. No government agency or authority has reviewed or approved this Agreement or any of the documents provided to you relating to this memorandum, including these Risk Factors. Further, no government agency or authority will review or approve any of the documents provided to you if the Note is converted into units of the Company. You are expected to conduct your own review and analysis before deciding whether to purchase the Note.

10.      An investment in the Note has tax consequences. The tax consequences of purchasing the Notes are may vary depending on your particular tax situation. We strongly encourage you to consult with your legal and tax advisors to determine the tax implications of purchasing the Note.

OFFERING

Biopropulsion, LLC, an Oregon limited liability company ("Issuer"), is offering up to $100,000 in convertible promissory Notes (the "Notes") in increments of $1,000.00, the proceeds of which will be used to develop and commercialize the CAN Technologies, and for general purposes. The Notes bear simple interest at a rate of eight percent per annum, which will accrue until the earlier of December 31, 2020 or conversion of the Notes. The Notes are general obligations of the Issuer. The Notes will convert in to equity of the Issuer upon a subsequent financing of the Issuer of $1,000,000, with the Notes converting into equity at a discount of 20% to the price of the units offered in such round.

The offering deadline is April 15, 2018 ("Offering Deadline"); if the target offering amount of $5,000 (the "Target Amount") is not achieved by the Offering Deadline (and the Issuer does not extend the Offering Deadline), purchase commitments will be canceled and returned. The Issuer will accept purchases in excess of the Target Amount and sell Notes up to an aggregate Offering amount of $100,000.

USE OF PROCEEDS

The Issuer has developed, installed and tested a technology that significantly reduces carbon dioxide emissions in vehicular emissions and a technology that allows for efficient generation of electricity from compressed air (collectively, the "CAN Technologies"). The Issuer will use the proceeds from the sale of the Notes to (a) further develop and test the CAN Technologies, including the development and testing of additional prototypes and other emission reduction applications of the CAN Technologies, (b) secure the intellectual property of the CAN Technologies, and (c) fund corporate operations.

ABOUT THE ISSUER

The Issuer is a limited liability company organized under the laws of the State of Oregon, and was formed for the sole purpose of developing the CAN Technologies.

The Issuer is:

• Organized under the laws of the State of Oregon.
• Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
• Not an investment company registered or required to be registered under the Investment Company Act of 1940.
• Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.
• Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).

• Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

Neither the Issuer nor any of its predecessors has previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding.

The Company has no directors. The Issuer's sole member is Thom Gambaro. The Issuer's Manager is Thom Gambaro (see "About the Founder" below).

## ABOUT THE TECHNOLOGY

The Company has two promising technologies in its portfolio, each of which is owned by the founder and licensed exclusively to the Company. First, it has the license to the "Clean Air Now" technology, invented by Biopropulsion LLC, that has the potential to significantly reduce carbon dioxide emissions in auto exhaust. Initial test results on a 1992 5-Series BMW equipped with a prototype incorporating the technology show a 75% reduction in carbon dioxide emissions from the vehicle's tailpipe. The prototype can be used while the vehicle is in motion and does not appear to significantly increase the fuel consumption of the vehicle or otherwise degrade the performance of the vehicle. This technology uses ordinary "off-the-shelf" components and does not require any unique or difficult to obtain materials. It can be easily installed on most vehicles,

and once fully developed and tested, can be quickly and broadly deployed by trained installers, thereby having a significant impact in the reduction of tailpipe emissions on a grand scale

Second, it has the license to the Carbon Alternative Now technology, invented by Biopropulsion LLC, which offers the method to generate electricity using compressed air, thereby allowing intermittent renewable energy, such as wind or solar, to serve as a baseload resource. Upon widespread deployment, this method could eliminate two billion metric tons of $CO_2$ per year in the U.S. alone. The Company is also exploring how the technology can be used to charge electric vehicles.

## ABOUT THE FOUNDER

The Founder of BioPropulsion LLC, Thom Gambaro has significant experience inventing technologies. Over the past five years, he developed two processes for clean energy. The first process was called the "Sea-to-Steam" process that produced heat from sea water intended to be a renewable resource for the coal fired electric power plants to replace coal. PGE was interested however BTU for BTU the "Sea-to-Steam" process could not at the time undersell coal.

The second process that was developed was a process to convert "Mammal Urine" to "Mammal Fuel". The largest waste product currently on planet Earth is "Mammal Urine" and the "Mammal Fuel" process produced Hydrogen as a fuel that could be used industrially. The process worked in the lab; however, funds to prove commercial viability were not secured.

Together, the CAN Technologies have the potential to have an impact on the attainment of greenhouse gas reductions agreed upon by representatives from 194 countries at the Paris Accord. This development has enormous potential worldwide.

For more information on us, please see our website at www.can-trade-secret.com.

REQUIRED DISCLOSURES

In accordance with Rule 201 of Regulation Crowdfunding, the Issuer makes the following disclosures:

(a)     Name, Legal Status, Physical Address and Website of the Issuer. The name of the issuer is Biopropulsion LLC.   The Issuer is a limited liability company organized under the laws of the state of Oregon. Its address is PO BOX 14741, Portland OR 77293.  The website address is www.can-trade-secret.com.

(b)     Directors and Officers of the Issuer.  Thom Gambaro is the Manager of the Issuer.  The Issuer has no directors or officers.  Please see "About the Sponsor" for more information on Mr. Gambaro.

(c)     Beneficial Owners of the Issuer.  Thom Gambaro, the Sponsor, owns 100% of the Issuer.

(d)     Business of the Issuer.  Please see "About the Project" in this Offering Statement.

(e)     Current Employees of the Issuer.  The Issuer has no employees.

(f)     Risk Factors.  Please see "Risk Factors" in this Offering Statement.

(g)     Target Offering Amount and Deadline.  The Target Offering Amount is $5,000 and the Offering Deadline is April 15, 2018.

(h)     Acceptance of Investments in Excess of the Target Offering.  The Issuer will accept investments in excess of the Target Offering.  Please see "Terms of the Offering" in this Offering Statement for more information.

(i)     Use of Proceeds from the Offering.  Please see "Use of Proceeds" in this Offering Statement.

(j)     Description of Process to Complete the Transaction.  Purchase and sale of the securities offered by the Issuer will be consummated on GridShare.com, which is operated by GridShare LLC, our intermediary.  To purchase securities, you must (i) be a registered user, (ii) have completed the educational requirements, (iii) acknowledge certain disclosures, execute the Purchase Agreements (as defined in the "Term of the Offering" section of this Offering Statement) and (iv) transmit funds to a qualified third party acting as the escrow agent in the transaction.  Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's offering materials.  If an issuer reaches the target offering amount prior to the deadline identified in its offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).  If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.  Please see "Terms of the Offering" and "Legal Matters" in this Offering Statement for additional information.

(k)     Statement Regarding Investment Commitment in the Event of a Material Change in the Offering.  In the event of a material change in the terms of this offering, investors in the offering will be notified of the change and may either (i) withdraw the funds from the escrow account or (ii) continue to invest in the Offering subject to the new terms, if any.

(l)     Price of the Securities and Manner in determining the Price of the Securities.  The amount of the Notes sold in this offering was determined based on the capital needs of the Issuer necessary to achieve the business plan.

(m)     Ownership and Capital Structure of the Issuer.  Thom Gambaro, the Sponsor, owns 100% of the Issuer.  For more information, please see "About the Sponsor."

(n)     Name and SEC File Number of the Intermediary.  The Intermediary in the transaction is GridShare LLC.  GridShare's SEC File Number is 007-0018.

(o)     Description of the Intermediary's Interest in the Issuer.  GridShare LLC will receive a fee equal to 3% of the proceeds raised in this Offering.  GridShare will not have an interest in the Issuer.

(p)     Material Terms of Indebtedness of the Issuer.  None.

(q)     Description of Prior Exempt Offerings.  None.

(r)     Prior Transactions Exceeding 5% of Amount Raised in Reliance of Section 4(a)(6) of the Securities Act of 1933.  None.

(s)     Discussion of Issuer's Financial Condition.  The issuer is a startup and has not raised any capital.  The Sponsor has paid all costs related to the Issuer.

(t)     Issuer Financials.  Please see the Financials and associated accountant letter on GridShare.com.

(u)     Prior Matters that Would trigger Disqualification under Rule 503(a).  None.

(v)     Updates on Offering Progress.  Updates on the offering will be posted on GridShare.com

(w)     Location of Annual Report.  Our annual report will be posted on the home page of www.can-trade-secret.com, and will be available on January 31 of each year.

(x)     Prior Non-compliance with Rule 202.  None.

(y)     Any material information necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading.  Please read this Offering Statement and other materials on GridShare.com carefully

TERMS OF THE OFFERING

SUMMARY OF PRINCIPAL TERMS FOR CONVERTIBLE PROMISSORY NOTES

THIS SUMMARY OF PRINCIPAL TERMS ("TERM SHEET") SUMMARIZES THE PRINCIPAL TERMS OF A PROPOSED ISSUANCE OF CONVERTIBLE PROMISSORY NOTES AND DOES NOT CONSTITUTE ANY BINDING OBLIGATION OF THE PARTIES. THE TERMS OF ANY PURCHASE AND SALE OF CONVERTIBLE PROMISSORY NOTES ARE SUBJECT TO THE TERMS OF DEFINITIVE DOCUMENTS EXECUTED BY THE PARTIES. THIS TERM SHEET DOES NOT CONSTITUTE EITHER AN OFFER TO SELL OR AN OFFER TO PURCHASE SECURITIES.

| | |
|---|---|
| Issuer | Biopropulsion, LLC., an Oregon limited liability company (the "Company") |
| Securities to be Issued | Convertible Promissory Notes (each, a "Note") |

| | |
|---|---|
| Target Offering Amount | $5,000.00 offering |
| Minimum Investment Amount | $1,000 minimum investment; investments in increments of $1,000.00 |
| Use of Proceeds | Develop and secure the CAN Technologies described in the Offering Statement. |
| Interest | 8% per annum. Interest shall be simple interest accruing but unpaid, until repayment or conversion of the Note. |
| Maturity Date | If not earlier converted as described above, principal and accrued interest on the Note will be due and payable on the earlier of (i) the third anniversary of the closing, or (ii) a change of control (the "Maturity Date") |
| Conversion upon Qualified Equity Financing | In the event the Company consummates, prior to the Maturity Date, an equity financing pursuant to which it sells units (the "New Units") with an aggregate sales price of not less than $1 million in cash, excluding any and all notes which are converted into New Units (including the Notes issued under the Purchase Agreement), and with the principal purpose of raising capital (a "Qualified Equity Financing"), then, all of the outstanding principal amount and accrued interest under the Notes shall be convertible at the option of the Investor into shares of the Capital Stock at a price that reflects a twenty percent (20%) discount (the "Conversion Discount") to the price per share of Capital Stock in such Qualified Equity Financing (the "Financing Conversion"). The Company shall give the Investors not less than fifteen (15) days advance written notice of any Qualified Equity Financing. The shares of Capital Stock issued pursuant to a Financing Conversion will be subject to the same terms as the New Units. Upon satisfaction of the conditions set forth above, the Note shall be deemed converted and of no further force and effect. |
| Change of Control | The Company will give the Investor not less than fifteen (15) days' advance written notice of any Change of Control |
| Prepayment | The Note may not be prepaid without the prior written consent of holders holding a majority of the principal of all Notes outstanding. |
| Information Rights | The Company will provide the Investors reports as required under Regulation Crowdfunding |
| Expenses | The Company and the Holders will each bear their own legal and other expenses with respect to the transactions contemplated by this Term Sheet |
| Other | The Notes are being offered under Section 4(a)(6) of the Securities Act of 1933 (the "Act") and Regulation Crowdfunding, and are thus exempt from registration under the Act This Term Sheet is intended as an outline of certain of the material terms of the Notes and does not purport to summarize all of the conditions, covenants, representations, warranties and other provisions that will be contained in a Note Purchase Agreement, the Note and the other |

| | definitive documents. Prospective note purchaser should review the Offering Statement and the Risk Factors |
|---|---|

LEGAL MATTERS

The Notes have not been, nor will they be, registered under the Securities Act of 1933 or any state securities laws. This Nonnegotiable Promissory Note may not be sold, assigned, or otherwise negotiated to any person unless pursuant to an effective registration statement filed under the Securities Act of 1933 and applicable state securities laws, or unless the Company receives an opinion of counsel, in form and from counsel acceptable to the Company, that the sale, assignment, or other negotiation is exempt from the registration requirements of the Securities Act of 1933 and applicable state securities laws.

These securities are being offered pursuant to an exemption from registration under Section 4(a)(6) of the Securities Act of 1933 and Regulation Crowdfunding. Each purchaser of any Note acknowledges and represents that it is a qualified investor for securities offered pursuant to these exemptions, and that upon payment of the purchase price, the Note Purchase Agreement constitutes a legal and binding obligation of such purchaser.

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

(1)     to the issuer;
(2)     to an accredited investor;
(3)     as part of an offering registered with the U.S. Securities and Exchange Commission; or
(4)     to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the

equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse

ADDITIONAL INFORMATION

For additional information regarding the Offering or the terms thereof, please contact the Issuer via its listing on GridShare.com.

Appendix A

FINANCIAL STATEMENTS

I certify that the attached financial statements are true and correct as of the date set forth thereon.

Thom Gambaro

Thom Gambaro

## BIOPROPULSION LLC

### BALANCE SHEET
### as of January 31, 2017

| | January 31 2017 |
|---|---|
| **ASSETS**[1] | |
| Current Assets | $ - |
|    Restricted Cash | $ - |
|    Accounts Receivable | $ - |
|    Inventory | $ - |
|    Other Current Assets | $ - |
| Total Current Assets | $ - |
| Fixed Assets | |
|    Computers | $ - |
|    Vehicles | $ - |
|    Office Improvement | $ - |
|    Solar Facilities | $ - |
| Total Fixed Assets | $ - |
|    Accumulated Depreciation | |
| Net Fixed Assets | $ - |
| Other Assets | $ - |
| | |
| TOTAL ASSETS | $ - |
| | |
| **LIABILITIES AND EQUITY** | |
| Liabilities | |
| Current Liabilities | |
|    Accounts Payable | $ - |
|    Other Current Liabilities | $ - |
|    Payroll Liabilities | $ - |
| Total Current Liabilities | $ - |
| Long Term Liabilities | |
|    Vehicle and Equipment Loans | $ - |
| Total Liabilities | $ - |
| Partners Capital Accounts | |
|    Equity Contributions | $ - |
|    Retained Earnings | $ - |
|    Distributions | $ - |
|    Net Income | $ - |
| Total Partners' Capital Accounts | $ - |
| | |
| TOTAL LIABILITIES AND EQUITY | $ - |

1.  The company is newly formed and has no assets or liabilities.

**BIOPROPULSION LLC**

INCOME STATEMENT[2]

as of 3/31/17

|  | Jan-March 2017 |
|---|---|
| Sales | $ - |
| COGS | $ - |
| Gross Profit | $ - |
| Expenses |  |
| Storage and Warehouse | $ - |
| Taxes and Licenses | $ - |
| Accounting and Finance | $ - |
| IT Expenses | $ - |
| Insurance Expense | $ - |
| Legal Expense | $ - |
| Office Expense | $ - |
| Travel Expense | $ - |
| Project Operations Cost | $ - |
| Development Costs | $ - |
| Sales and Marketing Expense | $ - |
| Personnel Costs | $ - |
| Total Operating Costs | $ - |
| Net Operating Income |  |
| Depreciation and Amortization | $ - |
| Interest Expense | $ - |
| Net Income | $ - |

2. The Company is newly formed and has no income.

## BIOPROPULSION, LLC

### STATEMENT OF CASH FLOWS
as of 3/31/17

| | Jan-March 2017 |
|---|---|
| OPERATING ACTIVITIES | |
| Net Income | $ - |
| Adjustments to reconcile Net Income to net cah provided by operations | |
| Depreciation | $ - |
| Accounts Receivable | $ - |
| Accounts Payable | $ - |
| Payroll Liabilities | $ - |
| Net Cash provided by Operating Activities | $ - |
| | |
| INVESTING ACTIVITIES | |
| Computers | $ - |
| Vehicles | $ - |
| Office Improvement | $ - |
| Net Cash from Investing Activities | $ - |
| Financing Activities | |
| Loans | $ - |
| Net Cash from Financing Activities | $ - |
| Net Cash Increase from Period | $ - |
| Cash at beginning of perid | $ - |
| Cash at end of period | $ - |
| | |
| STATEMENT OF CHANGES IN EQUITY | |
| Beginnig Equity | $ - |
| Dividends | $ - |
| Net Income | $ - |
| Ending Equity | $ - |